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                                                                    EXHIBIT 99.3

FOR IMMEDIATE RELEASE:        October 17, 1996
CONTACTS:                     Wendy Yang, (505) 880-5321
                              Stephanie Burrows, (505) 880-5337


                    RONALD L. PARRATT NAMED VP, EXPLORATION

ALBUQUERQUE, NEW MEXICO - SANTA FE PACIFIC GOLD CORPORATION (NYSE:GLD) announced the promotion of Ronald L. Parratt to the position of Vice President, Exploration, effective October 15, 1996. Parratt, 48, is responsible for all aspects of the Company's worldwide exploration programs.

Parratt's previous position was Director of Exploration, The Americas. Parratt joined a predecessor company as Senior Geologist in 1978 and, as Manager, Minerals, he opened the Reno exploration office in 1980. In 1984, he became the Manager, Mineral Exploration - Northwest Region. By 1991, he was promoted to Director, U.S. Exploration. In 1994, he was named Director, North America Exploration, responsible for directing the Company's gold exploration program in the United States, Canada and Mexico.

Nevada Governor Bob Miller appointed Parratt to the Mineral Resources Commission under the state Department of Business and Industry. He also serves on the Dean's Advisory Board of the University of Nevada's Mackay School of Mines. Parratt holds a bachelor's degree in geochemistry and a master's degree in economic geology, both from Purdue University.

Santa Fe Pacific Gold is one of the largest gold mining companies in North America with mines in Nevada and California and exploration offices and projects throughout the world. The Company's shares are traded on the New York Stock Exchange under the symbol GLD.